Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

July 27, 2022

VIA EDGAR and E-MAIL

Mark Cowan

Senior Counsel, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:    N4 Submission Pursuant to Merger of Allstate Life Insurance Company of New York and with and into Wilton Reassurance Life Company of New York

Dear Mr. Cowan:

This letter, which we have filed as Correspondence, responds to the Staff’s July 13, 2022 comments with regard to the above-noted submission. Along with this letter, we have included a revised marked copy of each stalking horse reflecting the Company’s revisions in response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. In appropriate instances, we have consolidated the Staff’s comments with regard to the same subject matter to avoid duplicative responses. Capitalized terms used herein have the same meaning as in the registration statement.

Allstate RetirementAccess Variable Annuity (File No. 333-265668)

Prospectus Merger Supplement

1.   Comment: Please review the use of Fund and Portfolio and make sure they are used consistently or explain they are interchangeable.

Response:     We have changed all references to “Portfolio”.

2.   Comment: Please verify placement of the asterisk in the cost example.

Response:     We have deleted the asterisk where questioned. It is only applicable in the first bullet point.

3.   Comment: Please edit the table to more clearly show the maximum and minimum examples.

Response:    We have done so.

Statement of Additional Information Merger Supplement

4.   Comment: Please review the product name and edit as appropriate.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission Page 2

Response:    We have done so.

5.   Comment: In the first paragraph please replace “supported by” with “offered by”.

Response:    We have done so.

Part C

6.   Comment: If the company also has By-Laws please include as an exhibit.

Response:    WRNY does not have By-Laws.

Very truly yours,

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:    Karen Carpenter